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                                                                 File No. 69-370


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-3A-2

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
                                RULE U-2 FROM THE
             PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF
                                      1935



                              ROSEBUD ENERGY CORP.
                              --------------------


hereby files with the Securities and Exchange Commission, pursuant to Rule U-2,

its statement claiming exemption as a holding company from the provisions of the

Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

          1.   Name, State of organization, locations and nature of business of claimant and every subsidiary thereof.

          Rosebud Energy Corp. ("Rosebud") is a corporation incorporated in

Montana. Rosebud's address is Diamond Block Building, Suite 210, 44 West 6th

Avenue, Helena, Montana 59624, c/o Doney, Crowley, Bloomquist & Uda, PC. Rosebud

was formed to own a general partnership interest in and be the sole general partner of Colstrip Energy Limited Partnership ("Colstrip"). Colstrip is a

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Montana limited partnership, with the same address as Rosebud, and was formed to own and operate a 35 megawatt electric generation facility ("Facility") located near Colstrip, Montana.

          2.   A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission,

and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          Rosebud owns no property used for the generation, transmission and distribution of electricity for sale, or for the production, transmission, and distribution of natural or manufactured gas. The only property owned by Colstrip is the Facility, which is located near Colstrip, Montana, and which sells all of its output at wholesale to the Montana Power Company, an investor owned utility.

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          3.   The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

               (a)  Number of kwh of  electric  energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          The total number of kwh sold in calendar year 1998 was 291,615,469.

               (b)  Number of kwh of electric energy and Mcf, of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          None.

               (c)  Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          None.

               (d)  Number of kwh of electric energy and Mcf. of natural

or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          None.

          4.   The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

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               (a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation,

transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Rosebud owns no interest in an EWG.

               (b)  Name of each system company that holds an interest in such

EWG or foreign utility company; and description of the interest held.

          None.

               (c)  Type and amount of capital invested, directly or indirectly,

by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemptions; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None.

               (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          None.

               (e)  Identify any service, sales or construction contract(s)

between the EWG or foreign utility company and a system company, and describe

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the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None.


          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 1999.

                                        ROSEBUD ENERGY CORP.



                                        By:  /s/ R. Lee Roberts
                                             -----------------------------------
                                             R. Lee Roberts
                                             President

CORPORATE SEAL

Attest:  Subscribed and Sworn to before me this 23rd day of February, 1999.


                                        /s/ Shannon Morgan
                                        ----------------------------------------
                                        Residing at       Boise, Idaho
                                                   -----------------------------
                                        Expiration Date  6/28/2000
                                                       -------------------------

Name, title, and address of Officer of whom notices and correspondence concerning this statement would be addressed:


R. Lee Roberts                          President
--------------------------------------------------------------------------------
(Name)                                  (Title)

Diamond Block Bldg. Ste. 210 44 W 6th Ave. Helena, Montana 59624
--------------------------------------------------------------------------------
                                   (Address)

Please send additional copy to:

     Mr. Matthew W. S. Estes, Esq.
     Skadden, Arps, Slate, Meagher & Flom
     1440 New York Avenue, N.W.
     Washington, D.C.  20005

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                                    EXHIBIT A


          Claimant has no subsidiary companies. The claimant's Balance Sheet and

Statement of Operations as of December 31, 1998 are attached. In addition,

inasmuch as claimant is general partner of Colstrip, Colstrip's Balance Sheet,

Statement of Operations, Statement of Cash Flows, and Statement of Partners'

Capital as of December 31, 1998 are attached.


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